UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 April 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308, 333-103656 and 333-202772) and Form F-3 (No. 333-190026) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished

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27 April 2015

Group Finance Director to Assume Global Group Transformation Role in January 2016

CRH plc, the international building materials group, announces that Maeve Carton, Group Finance Director, will lead a new strategic Group function within CRH, commencing on 1 January 2016.

As Group Transformation Director, Maeve will identify and implement the optimum financial and business model for the Group in the years ahead.  In this new role, Maeve will drive improved shareholder returns by identifying further synergies, efficiencies and cash generation opportunities as CRH continues to grow and acquire new businesses.  She will report to, and work closely with, the Group Chief Executive, Albert Manifold, and will continue to contribute directly to the Board as an Executive Director.

A search will shortly commence to appoint a new Finance Director for the Group and it is envisaged that this process will be completed by year end. Maeve will continue as Finance Director until her replacement has been appointed, supporting an effective transition process.

Group Chief Executive, Albert Manifold, said: "This is a key role for the future of CRH at a time of change. Maeve's experience and insight into the structures and operations of CRH are invaluable at this time of transformation."

Maeve Carton commented: "This is a challenging opportunity for me at a very exciting time for CRH and I look forward to taking on this new role."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold, Group Chief Executive

Maeve Carton, Group Finance Director

Frank Heisterkamp, Head of Investor Relations

Mark Cahalane, Group Director Corporate Affairs

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 27 April 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director